UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 14, 2005 through June 15, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

- KPN announces Eurobond and completion of EUR 985 million share repurchase programme, dated June 14, 2005;

- KPN issues a EUR 1 billion Eurobond, dated June 15, 2005.

Press release

Date
June 14, 2005
KPN announces Eurobond and completion	Number
of EUR 985 million share repurchase programme	030pe

KPN announces its intention to issue a benchmark Eurobond under its Global Medium Term Note programme. The proceeds of the bond will be used to partly refinance bonds maturing in the second half of 2005 and to lengthen KPNs redemption profile. KPN has appointed ABN Amro, Citigroup, HypoVereinsbank and ING to act as joint book runners for the new Eurobond.

Furthermore, KPN announces that its EUR 985 million share repurchase programme has been completed yesterday, on June 13, 2005. The programme which consisted of EUR 485 million carried over from 2004, and EUR 500 million announced on March 1, 2005, was executed over a period of 16 weeks, during which period the company, for the first time, continued to repurchase shares also during its closed period. A total of 146 million shares was repurchased at an average price of EUR 6.74 per share. The majority of these shares, 82%, was purchased via the secondary trading line, which was instated for reasons of tax-efficiency. The cancellation of these shares, representing 6.3% of the total number of shares outstanding is scheduled to take place in Q3 2005.

Since the announcement of its initial share repurchase programme on March 11, 2004, KPN has repurchased 308 million shares, representing 12.4% of its total shares outstanding. In 2004 KPN returned EUR 1.8 billion to its shareholders. So far in 2005, the amount of cash returned to shareholders is EUR 1.6 billion, representing a return of 10.3% on a market capitalisation of EUR 15.5 billion (June 13, 2005), among the highest in the telecommunications industry.

In the interest of maintaining flexibility to invest in and grow KPN’s business whether organic or otherwise and maximising returns to shareholders whilst protecting the interest of bondholders, KPN targets an optimum capital structure as set out in its financial framework. This financial policy involves maintaining an EBITDA-to-net interest cover of at least 6 times and keeping net debt at a level of no more than two times EBITDA.

KPN has a credit rating of A- with stable outlook by S&P and Baa1 with stable outlook by Moody’s.

Press release

Date
June 15, 2005
KPN issues a EUR 1 billion Eurobond	Number
032pe

Today KPN has successfully launched a Eurobond of EUR 1 billion with a maturity of ten years and a coupon of 4%. The bond was placed with a broad range of institutional investors in Europe.

The bonds are issued under KPNs Global Medium Term Note Programme and will be listed on Euronext Amsterdam. The proceeds will be used to partly refinance bonds maturing in the second half of 2005 and to lengthen KPNs redemption profile.

ABN Amro, Citigroup, HypoVereinsbank and ING acted as joint book runners on this transaction.

KPN has a credit rating of A- with stable outlook by S&P and Baa1 with stable outlook by Moody’s.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: June 16, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel